Exhibit 99.1

Algonquin Power & Utilities Corp. Announces the Closing of $100 Million Preferred Share Offering

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

OAKVILLE, ON, March 5, 2014 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) is pleased to announce the closing of the previously announced offering of Cumulative Rate Reset Preferred Shares, Series D (the “Series D Shares”). APUC issued a total of 4,000,000 Series D Shares at $25.00 per share for aggregate gross proceeds of $100 million.

The holders of the Series D Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.25 per share, payable quarterly, as and when declared by the board of directors of APUC. The Series D Shares will yield 5.00% per cent annually, for the initial period ending on March 31, 2019.

The offering was made on a bought deal basis through a syndicate of underwriters led by CIBC and TD Securities Inc.

The Series D Shares will commence trading on the Toronto Stock Exchange today, March 5, 2014, under the symbol AQN.PR.D.

The net proceeds of the offering will be used to partially finance certain of APUC’s previously disclosed growth opportunities, reduce amounts outstanding on APUC’s credit facilities and for general corporate purposes.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities owns and operates a diversified $3.2 billion portfolio of regulated and non-regulated utilities in North America. The regulated utility business provides water, electricity and natural gas utility services to over 470,000 customers through a portfolio of regulated generation, transmission and distribution utility systems. The non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements, including the intended use of proceeds from the preferred share offering, are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

Twitter @AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 08:15e 05-MAR-14